Exhibit (e)(1)

Excerpts from Perrigo Company plc Preliminary Proxy Statement on Schedule 14A relating to the 2015 Annual General Meeting as filed with the Securities and Exchange Commission on September 11, 2015

Certain Relationships and Related-Party Transactions

Our Code of Conduct precludes our directors, officers and employees from engaging in any type of activity, such as related-party transactions, that might create an actual or perceived conflict of interest. In addition, our Board of Directors adopted a Related-Party Transaction Policy that requires that all covered related-party transactions be approved or ratified by the Nominating & Governance Committee. Under that policy, each executive officer, director or director nominee must promptly notify the Chair of the Nominating & Governance Committee and our General Counsel in writing of any actual or prospective related-party transaction covered by the policy. The Nominating & Governance Committee, with input from our Legal Department, reviews the relevant facts and approves or disapproves the transaction. In reaching its decision, the Nominating & Governance Committee considers the factors outlined in the policy, a copy of which is available on our website (http://www.perrigo.com) under the heading Investors – Corporate Governance – Related-Party Transaction Policy.

In addition, on an annual basis, each director and executive officer completes a Directors’ and Officers’ Questionnaire that requires disclosure of any transactions with Perrigo in which he or she, or any member of his or her immediate family, has a direct or indirect material interest in Perrigo. The Nominating & Governance Committee reviews the information provided in response to these questionnaires.

Omega Acquisition

On March 30, 2015, we acquired Omega Pharma Invest NV (“Omega”) from Alychlo NV (“Alychlo”) and Holdco I BE NV for nearly $3.0 billion in equity and cash, with $1.4 billion of existing Omega debt assumed by us in the transaction. Marc Coucke, the founder and Chief Executive Officer of Omega, and his spouse are the principal shareholders of Alychlo, which received all of the equity consideration in the acquisition that represented a value of approximately $2.26 billion at that time. Following the acquisition, Mr. Coucke was appointed as acting as permanent representative of Mylecke Management, Art & Invest NV (“Mylecke”), serving as EVP, General Manager, Omega Pharma.

Under the terms of the acquisition agreement, Mr. Coucke is subject to a non-compete until the later of March 30, 2020, or three years after the date he ceases to be a service provider, consultant, manager, or director of the Company or any of its subsidiaries, subject to certain exceptions. In addition, the equity consideration shares are subject to a lock-up agreement, and the Company has granted Alychlo registration rights in connection with the issuance of those shares.

Consultancy Agreement

On November 5, 2014, Omega entered into a Consultancy Agreement (the “Consultancy Agreement”) with Mylecke, represented by Mr. Coucke, which we assumed in connection with the Omega acquisition. The Consultancy Agreement requires Mr. Coucke to, upon request, assist the Omega business in Belgium. The Consultancy Agreement provides for annual fixed reimbursement of EUR 1,200,000; eligibility for an annual bonus, the amount and criteria to be determined by the Board of Directors; and reimbursement for reasonable out-of-pocket expenses. No bonus was awarded to Mr. Coucke in fiscal 2015. The Consultancy Agreement has an indefinite term. We may terminate the Consultancy Agreement at any time (i) if Mr. Coucke seriously breaches the terms of it or (ii) if we pay Mr. Coucke EUR 1,200,000. Mr. Coucke may terminate the Consultancy Agreement at any time if (i) we seriously breach the terms of it or (ii) Mr. Coucke provides six months’ notice. Mr. Coucke is subject to non-solicitation provisions during the term of the Consultancy Agreement and for twelve months thereafter.

Director Compensation

All of our non-employee directors are paid an annual cash retainer of $75,000. A supplemental annual cash retainer is also paid to committee chairs, the Lead Independent Director, and non-chair committee members as described below:

Committee Member Retainer:
Audit	$12,500
Remuneration	$12,500
Nominating & Governance	$8,000
Committee Chair Retainer:
Audit	$25,000
Remuneration	$25,000
Nominating & Governance	$16,000
Lead Independent Director Retainer:	$30,000

Our non-employee directors also receive annual equity awards in the form of restricted stock units vesting one year after the grant date. These grants are made pursuant to our shareholder-approved 2013 Long-Term Incentive Plan and are intended to directly link an element of director compensation to shareholders’ interests. In fiscal 2015, our non-employee directors received equity awards in the form of restricted stock units having a value of approximately $300,000. The grant date for the equity portion of the directors’ compensation was the fifth trading day after the day on which the Company publicly releases its first quarter earnings.

Our non-employee directors also receive a travel stipend of $10,000 per international trip to compensate them for the time spent traveling to attend board meetings in other countries. In addition, non-employee directors receive $1,000 per day for activities requiring travel in furtherance of board or Perrigo business (other than to and from regularly scheduled Board and committee meetings).

Directors who are Perrigo employees receive no fees for their services as directors.

The following table summarizes the compensation of our non-employee directors who served during fiscal year 2015.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($) (2)	All Other Compensation	Total ($)
Laurie Brlas	152,500	300,017	0	0	452,517
Gary M. Cohen	141,000	300,017	0	0	441,017
Jacqualyn A. Fouse	127,500	300,017	0	0	427,517
David T. Gibbons	117,761	300,017	0	0	417,778
Ran Gottfried	157,500	300,017	0	0	457,517
Ellen R. Hoffing	168,186	300,017	0	0	468,203
Michael J. Jandernoa	139,314	300,017	0	0	439,331
Gerald K. Kunkle, Jr.	165,500	300,017	0	0	465,517
Herman Morris, Jr.	143,000	300,017	0	0	443,017
Donal O’Connor (3)	67,303	300,017	0	0	367,320
Ben-Zion Zilberfarb (4)	50,197	0	0	0	50,197

1)	Represents the grant date fair value of 1,929 shares of service-based restricted stock granted to each non-employee director on November 13, 2014, calculated in accordance with U.S. GAAP. The shares vest one year after the grant date. The grant date fair value is based on $155.53 per share, the closing price of Perrigo Company plc ordinary shares on the NYSE on the grant date.

As of June 27, 2015, each active non-employee director held 1,929 unvested shares of restricted stock.

2)	As of June 27, 2015, there were no unvested stock options held by non-employee directors. The total number of shares subject to vested stock options held by each non-employee director as of June 27, 2015 was: Ms. Brlas, 7,225; Mr. Cohen, 10,278; Ms. Fouse, 2,726; Mr. Gibbons, 5,001; Mr. Gottfried, 2,726; Ms. Hoffing, 14,435; Mr. Jandernoa, 24,093; Mr. Kunkle, Jr., 24,093; Mr. Morris, Jr., 24,093; Mr. O’Connor, 0; and Mr. Zilberfarb, 13,629.

3)	Mr. O’Connor was elected to the Board effective November 4, 2014.

4)	Mr. Zilberfarb served as a director through November 4, 2014.

Ownership of Perrigo Ordinary Shares

Directors, Nominees and Executive Officers

The following table shows how many Perrigo ordinary shares the directors, nominees, and named executive officers, individually and collectively, beneficially owned as of September 8, 2015, the record date. The percent of class owned is based on 146,375,987 Perrigo ordinary shares outstanding as of that date. The named executive officers are the individuals listed in the Summary Compensation table on page 29.

Beneficial ownership is a technical term broadly defined by the SEC to mean more than ownership in the usual sense. In general, beneficial ownership includes any shares a shareholder can vote or transfer and stock options that are exercisable currently or become exercisable within 60 days. Except as otherwise noted, the shareholders named in this table have sole voting and investment power for all shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned	Options Exercisable Within 60 Days of Record Date	Total	Percent of Class
Directors and Nominees

Laurie Brlas	8,974	7,225	16,199	*
Gary M. Cohen	11,868	10,278	22,146	*
Jacqualyn A. Fouse	2,433	2,726	5,159	*
David T. Gibbons	13,188.49	5,001	18,189	*
Ran Gottfried	11,725	2,726	14,451	*
Ellen R. Hoffing	7,601	14,435	22,036	*
Michael J. Jandernoa (1)	431,191	24,093	455,284	*
Gerald K. Kunkle, Jr.	24,204	24,093	48,297	*
Herman Morris, Jr. (2)	4,528	24,093	28,621	*
Donal O’Connor	1,442	—	1,442	*
Joseph C. Papa	119,415	147,854	267,269	*
Named Executive Officers Other Than Directors
Judy L. Brown	12,429	51,943	64,372	*
John T. Hendrickson (3)	9,879	2,378	12,257	*
Todd W. Kingma (4)	12,320	34,758	47,078	*
Sharon Kochan	7,373	12,060	19,433	*
Directors and Executive Officers as a Group (23 Persons) (5)	6,112,878	450,516	6,563,394	4%

*	Less than 1%.

1)	Shares owned consist of 868 shares owned directly by Mr. Jandernoa; 169,728 shares owned by the Michael J. Jandernoa Trust, of which Mr. Jandernoa is trustee; 93,441 shares owned by the Susan M. Jandernoa Trust, of which Mrs. Jandernoa is trustee; 59,788 shares owned by The Jandernoa 2018 Charitable Remainder Uni-Trust; and 107,366 shares owned by The Jandernoa 2028 Charitable Remainder Uni-Trust.

2)	Shares owned include 1,400 shares owned as custodian for Mr. Morris’ children.

3)	Shares owned include 9,879 shares owned by the John T. Hendrickson Trust, of which Mr. Hendrickson is the trustee.

4)	Shares owned include 2,000 shares in the Todd Kingma Charitable Remainder Uni-Trust.

5)	See footnotes 1 through 4. Includes directors and executive officers as of September 8, 2015. Of these shares, 5,397,711 are owned indirectly by Marc Coucke.

Other Principal Shareholders

The following table shows all shareholders other than directors, nominees and named executive officers that we know to be beneficial owners of more than 5% of Perrigo’s ordinary shares. The percent of class owned is based on 146,375,987 Perrigo ordinary shares outstanding as of September 8, 2015.

Name and Address of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Class
BlackRock Inc. (1) 55 East 52nd Street New York, NY 10022	11,364,755	7.76%
The Vanguard Group (2) 100 Vanguard Blvd. Malvern, PA 19355	9,010,513	6.16%

1)	BlackRock Inc., has sole voting power with respect to 9,774,571 of the shares shared voting power with respect to none of the shares and sole dispositive power with respect to all of the shares. This information is based on a Schedule 13G filed with the SEC on February 6, 2015.

2)	The Vanguard Group, Inc. has sole voting power with respect to 239,910 of the shares, shared voting power with respect to none of the shares shared dispositive power with respect to 229,343 of the shares and sole dispositive power with respect to 8,781,170 shares. This information is based on a Schedule 13G filed with the SEC on February 11, 2015.

Section 16(a) Beneficial Ownership

Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that Perrigo’s executive officers, directors and 10% shareholders file reports of ownership and changes of ownership of Perrigo ordinary shares with the SEC. Based on a review of copies of these reports provided to us and written representations from executive officers and directors, we believe that all filing requirements were met during fiscal year 2015, except that, due to an administrative error, a Form 4 filing reflecting a grant of RSUs to Jeff Needham was filed on May 21, 2015 instead of May 18, 2015.

Executive Compensation

Compensation Discussion and Analysis

This section summarizes the objectives and each element of the compensation program for the Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers who were serving at the end of fiscal year 2015 (collectively referred to as the “named executive officers”). You should review this section with the tabular disclosures that begin with the Summary Compensation Table on page 29.

Executive Summary

Executive Compensation Philosophy

•	Emphasize performance-based pay:

•	Performance-based compensation represented between 53% and 61% of our named executive officers’ targeted annual compensation for fiscal 2015;

•	Annual cash incentive awards are strongly tied to one-year operating results and also reflect individual performance; no cash incentive awards are paid if threshold financial targets are not attained, and cash incentive awards are capped at 200% of target even if financial performance would justify higher payments; and

•	For fiscal 2015, 30% of an executive’s long-term incentive (“LTI”) compensation opportunity (stock options) provides no actual value to the executive unless the stock price appreciates from the grant date, and 50% of the LTI compensation opportunity provides no actual value unless threshold levels of return on tangible capital (“ROTC”) targets are attained.

•	Conservative perquisites, with limited use of employment agreements.

•	Stock ownership and retention requirements align our executives’ interests with the long-term interests of Perrigo and our shareholders.

•	An independent compensation consultant with no other ties to the Company regularly assesses executive compensation policies and practices and reports directly to the Remuneration Committee of the Board of Directors (referred to in this Compensation Discussion and Analysis as the “Committee”).

Fiscal 2015 Company Performance

•	Record net sales of $4.6 billion, which reflected a 12% increase over fiscal 2014.

•	Record gross profit of $1.7 billion, which reflected a 21% increase over fiscal 2014.

•	Cash flow from operations of $1,051.0 million, which reflected a 31% increase over fiscal 2014.

•	Significant expansion of our geographic footprint and product portfolio with the acquisition of Omega, one of Europe’s largest healthcare companies, which closed on March 30, 2015.

Long-Term Shareholder Performance

The cumulative total shareholder return, which includes reinvestment of dividends, of our ordinary shares and of the common stock of Perrigo Company, our predecessor, over the five-year period ending June 27, 2015, was 227%, compared to the cumulative five-year total return of both the S&P 500 Index and the S&P 500 Pharmaceuticals Index of 137% and 150%, respectively.

Prior Say-on-Pay Vote

Over 87% of the votes cast at the 2014 AGM supported our say-on-pay proposal on an advisory basis. The Remuneration Committee carefully considered the results of that vote and, given the strong shareholder support of our executive compensation program, determined to maintain our overall compensation philosophy of tying a significant portion of total compensation to performance and made no material changes to the compensation structure.

Named Executive Officers

Our named executive officers for fiscal year 2015 are:

Name	Title
Joseph C. Papa	Chairman, President and Chief Executive Officer
Judy L. Brown	Executive Vice President, Chief Financial Officer
John T. Hendrickson	Executive Vice President, Global Operations and Supply Chain
Todd W. Kingma	Executive Vice President, General Counsel and Company Secretary
Sharon Kochan	Executive Vice President, General Manager, International

Compensation Program Administration

The Committee, which is composed entirely of independent directors, oversees our executive compensation program. Each year, the Committee reviews and approves the elements of compensation for all executive officers, including the named executive officers. The Committee submits its recommendations regarding the CEO’s compensation to the independent directors of the Board for approval. The CEO makes recommendations to the Committee regarding the compensation of the other executive officers for the Committee’s approval. Management is responsible for implementing the executive compensation program as approved by the Committee and the Board.

The Committee has engaged Meridian as its independent consultant to assist it in considering and analyzing market practices and trends, outside director compensation and management’s compensation recommendations. Perrigo has not retained Meridian to perform any non-executive compensation-related consulting services for Perrigo. In addition, management and the Committee periodically review compensation survey data published by Mercer Human Resource Consulting, Towers Watson, Aon Hewitt, SIRS and the Hay Group.

Compensation Objectives

The principal objectives of our executive compensation program are to:

•	attract and retain highly qualified executives;

•	ensure a strong linkage between an executive’s compensation and Company and individual performance (pay-for-performance);

•	provide total remuneration that is market competitive; and

•	require officers and non-executive directors to achieve and maintain a minimum level of Company stock ownership.

We believe that these objectives help us not only to compete for executive talent in a highly competitive industry, but also to maximize long-term returns to our shareholders.

Target Pay Philosophy

Our philosophy is to compensate our executives fairly within the prevailing competitive range of market practice and to tie a significant portion of their total compensation to the Company’s financial performance.

Salary adjustments and incentive awards are based on Company and division financial performance as well as individual performance. We provide limited executive benefits and perquisites, based on our desire to minimize the number of unique benefits for executives, consideration of market practices, recruiting needs and statutory requirements. Actual earned compensation may vary from targeted levels based on Company, division and individual performance.

The Use of Market Comparison Data in our Executive Compensation Decisions

The Committee uses information provided by Meridian regarding the compensation practices of select companies (the “Comparison Group”) as one of the factors in evaluating both the structure of our executive compensation program and target levels of compensation. Management also reviews data periodically from Mercer, Towers Watson and Equilar regarding the market positioning for base salary and annual and long-term incentive target levels for all executive roles. The Committee considers this information, together with the factors described in the “Target Pay Philosophy” section above, in determining executive compensation.

Over time, the Comparison Group selected by the Committee (following consultation with Meridian and management) has focused on comparably sized pharmaceutical peer group companies. The pharmaceutical industry has been steadily moving toward consolidation to remain competitive. As a result of market consolidation and Perrigo’s continued growth, the number of companies remaining in the existing Comparison Group dwindled to eight companies as of the end of fiscal 2014. For fiscal 2015, the Committee undertook a detailed review of the existing Comparison Group and, with the assistance of Meridian and management, analyzed potential peer company additions and deletions, resulting in the approval of a new peer group in April 2014 applicable for fiscal 2015 pay decisions. This new peer group, consisting of the 17 companies listed below, had median revenues and market capitalization of $5.5 billion and $35.4 billion, respectively. The new peer group includes:

Abbvie, Inc.	Mallinckrodt plc
Actavis plc	Mead Johnson Nutrition Co.
Allergan, Inc.	Mylan, Inc.
Bristol-Myers Squibb Co.	Regeneron Pharmaceuticals
Celgene Corporation	Shire plc (ADR)
Cubist Pharmaceuticals, Inc.	United Therapeutics Corporation
Endo International plc	Valeant Pharmaceuticals International
Hospira, Inc.	Zoetis, Inc.
Jazz Pharmaceuticals plc

This group is referred to as the “Comparison Group.” Meridian provides information on the pay practices of the Comparison Group to the extent that information is available. In addition to pay data for the Comparison Group, Meridian provided compensation data from the Towers Watson Pharmaceutical and Health Sciences Compensation Survey as an additional reference point for the Committee’s consideration.

In establishing compensation levels for the named executive officers, the Committee does not focus exclusively on market comparison data for positions with comparable responsibilities. Instead, that data is one factor that the Committee uses when setting compensation levels for each element of our program (salary, target annual cash incentive and equity-based compensation) and for the combined total of these elements. Although Perrigo does not specifically target a stated pay percentile objective, the Committee considers the 50th percentile of market data to be a valuable indication of what is competitive in the market.

In addition to market comparison data, the Committee also considers an individual’s competencies, experience and performance; Company and division financial performance; and the aggregate cost to Perrigo. Ultimately, consideration of market comparison data in setting compensation levels is intended to ensure that our compensation practices are competitive in terms of attracting, rewarding and retaining executives.

Tally Sheets

To assist it in making compensation decisions, the Committee annually reviews compensation tally sheets that contain comprehensive historical, current and projected data on the total compensation and benefits package for each of our named executive officers. These tally sheets also include analyses for various termination events (including terminations with and without cause and for death, disability, retirement or following a change of control) so that the Committee can consider and understand the nature and magnitude of potential payouts and obligations under the various circumstances. These tally sheets, which are prepared by management and reviewed by Meridian, generally contain data that are substantially similar to the data contained in the tables presented below.

Elements of Compensation

We believe the objectives of our executive compensation program are collectively best achieved through a compensation package comprised of the following elements:

•	base salary;

•	annual cash incentive awards;

•	long-term stock-based compensation that includes:

-	performance-based restricted stock units;

-	stock options;

-	service-based restricted stock units; and

•	benefits.

In fiscal 2015, performance-based compensation, which includes annual cash incentive awards, stock options and performance-based restricted stock units, represented approximate 66% of targeted annual compensation for the CEO and between 53% and 61% for the remaining named executive officers.

Meridian compares our executive compensation structure and practices to those of the Comparison Group annually. Based on Meridian’s fiscal year 2015 review, the market data provided by Meridian indicated that the structure of our executive compensation program is generally competitive with industry practices and consistent with the program objectives described above. In August 2013, the Committee modified the long-term incentive vehicle weighting to have more emphasis on performance share units (increased to 50% weighting), placing stock option weighting at 30% and restricted stock unit weighting at 20%. No changes were made to the long-term incentive vehicle weighting for the normal annual fiscal 2015 grant cycle.

The primary role of each compensation element is described below, followed by a discussion of the individual elements of compensation for the named executive officers, including the CEO.

Base Salaries

Base salaries are a fixed pay element provided to recognize and reward an individual’s position, competencies, experience and performance. Base salary is the only element of our executives’ total cash and equity compensation that is not at risk based on either the performance of our business or stock price appreciation. The Committee approves base salaries for the named executive officers other than the CEO. For the CEO, the Committee submits its recommendation for the CEO’s base salary to the independent directors of the Board for their approval. In approving an executive’s base salary, the Committee may consider comparisons among positions internally and externally, proxy and survey data, performance, job experience and unique role responsibilities. To assist the Committee in this process, each year the CEO provides the Committee with base salary recommendations for each of the other named executive officers as well as summaries of such named executive officers’ individual performance.

Executives are eligible for annual salary increases based on an evaluation of individual performance and the market level of pay for comparable positions at other companies in the Comparison Group. Executives are also eligible for salary adjustments for promotions or changes in job responsibilities. For fiscal 2015, base salaries for the named executive officers increased between 3% and 8% based on the Committee’s review of the compensation market data and assessment of individual performance.

Annual Incentive Award Opportunities

The Management Incentive Bonus Plan (the “MIB Plan”), which is part of the Perrigo Company Annual Incentive Plan that our shareholders approved in 2008 and for which the performance goals were reapproved by our shareholders in 2013, is intended to motivate and reward participants for achieving and exceeding specific, annual financial goals that support our objective of increasing long-term shareholder value. Participants in the MIB Plan include our executive officers (including the named executive officers), other management level personnel and other selected individuals. Substantially all other employees participate in other annual incentive plans. MIB awards are paid in cash upon attainment of the performance goals.

Near the beginning of each fiscal year, the Board approves the financial plan for that fiscal year, from which the Committee determines and approves the performance target goals and payout schedules for the MIB Plan. These goals and individual bonus targets, which are stated as a percentage of salary, are then communicated to the participants. The payout schedules reflect a range of potential award opportunities that are set around the targets.

Following the end of the fiscal year, the Committee reviews Perrigo’s actual results against the performance target goals to determine at what level the Management Incentive Bonus (“MIB”) will be paid. The MIB Plan payout schedules provide for payouts at or above the bonus target only if performance results meet or exceed our performance goals, excluding any items and events that are non-operational in nature, including acquisitions.

Individual performance goals are not a formulaic input for determining the bonus opportunity. However, to ensure that awards reflect an executive’s performance and contribution to our results, the Committee has, or, in the case of the CEO, the independent directors have, the discretion to adjust any named executive officer’s actual award up by as much as 50% or down by as much as 100% based on individual performance, provided that, in the case of any upward adjustment, the maximum incentive award opportunity for any individual executive is capped at 200% of the target award opportunity.

Reflecting our philosophy of pay-for-performance, actual incentive payouts may vary from target levels based on Company, division and individual performance. For all participants in the MIB Plan, including the named executive officers, the MIB and any discretionary bonus payouts have together averaged about 128% of target (ranging from 65% to 214% of target) over the prior ten fiscal years. The expectation is that, over long periods of time, annual incentive payouts should average around the target level.

The fiscal 2015 target annual incentive award opportunities, as a percentage of fiscal 2015 year-end base salary, were 120% for the CEO and 60-70% for the other named executive officers, as provided in the table below. The range of award opportunities is listed in the Grants of Plan-Based Awards for Fiscal Year 2015 table on page 30.

Executive	Fiscal 2015 Target Bonus (as % of Salary)
Mr. Papa	120%
Ms. Brown	70%
Mr. Hendrickson	60%
Mr. Kingma	60%
Mr. Kochan	60%

We have used consolidated operating income since fiscal 2013 as the metric for calculating the pool of available funds that can be paid out under the MIB Plan. Consolidated operating income for purposes of the MIB Plan equals operating income calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), less certain adjustments considered unusual or non-recurring such as, but not limited to, restructuring expenses, unusual litigation charges, unusual gains or losses, and certain acquisition-related expenses and amortization expenses related to those acquisitions (“MIB Operating Income”). Operating income calculated in accordance with GAAP does not include the effect of income tax, interest expense and certain other income and expense items that are included in calculating net income in accordance with GAAP. Prior to fiscal 2013, we used consolidated net income as the metric under the MIB Plan. The Committee believes that using operating income as the performance metric better aligns management’s compensation with our operating units’ performance and is consistent with market practices.

Near the beginning of fiscal 2015, the Committee approved a matrix of target award opportunities for the MIB Plan that corresponded to various levels of operating income performance as a percentage of the MIB Operating Income goals. The maximum pool of funds available for all fiscal 2015 awards under the MIB Plan was capped at 200% of the aggregate target award for all participants and the maximum incentive award opportunity for any individual participant in the MIB Plan is limited to 200% of that individual’s target award.

The following chart shows the formula for overall MIB funding for fiscal year 2015:

Performance Level	Funding Level
Below 80% of performance target	No funding
At 80% of performance target	50% funding of target awards (threshold)
Between 80% and 100% of performance target	50% funding of target awards plus an additional 2.5% of funding for every 1% (or fraction thereof) above the performance target
At 100% of performance target	100% funding of target awards (target)
Between 100% and 120% of performance target	100% funding of target awards plus an additional 5% of funding for every 1% (or fraction thereof) above the performance target (to a maximum of 200%)
At or above 120% of performance target	200% funding of target awards (maximum)

Near the beginning of each fiscal year, the Board approves the financial plan for that fiscal year, from which the Committee determines and approves the performance target goals and payout schedules for the MIB Plan. As a result, the Committee originally set the MIB Operating Income target for all participants in the MIB Plan for fiscal 2015 at $1,285.3 million, a 19.85% increase in target from fiscal 2014. In addition, the MIB Plan for fiscal 2015 originally required MIB Operating Income of at least $1,028.2 million in order for participants to receive any payment under the plan in fiscal 2015. Following the acquisition of Omega in March 2015, the Committee revised the fiscal 2015 MIB Operating Income target to be $1,342.3 million, reflecting the target results of the combined companies from the date of the acquisition to the end of fiscal 2015. This revised operating income target resulted in a 25% increase in the target from fiscal 2014. As a further result, the minimum (or threshold) MIB Operating Income required in order for participants to receive any payment under the MIB Plan in fiscal 2015 was revised to $1,068.0 million.

The potential funding scenarios for the MIB Plan, as revised to reflect the Omega acquisition, are set forth in the table below.

FY2015 MIB Pool Funding

	MIB Operating Income	Pool Funding
Maximum	$1,626,300,000	200%
Target	$1,342,300,000	100%
Threshold	$1,068,000,000	50%
Actual	$1,315,600,000	95.0%

Perrigo’s actual MIB Operating Income performance for fiscal 2015 was $1,315.6 million. This amount consisted of $763.3 million of income from continuing operations as reported in our financial statements, plus $552.2 million of net, non-operational adjustments reviewed and approved by the Committee. These adjustments included charges related to acquisitions not included in Perrigo’s original plan for fiscal year 2015, restructuring charges, and other expenses. Based on the payout matrix for the 2015 MIB Plan, the pool of funds available for all fiscal 2015 awards under the MIB Plan was 95.0% of the target award.

The pool of available funds was then allocated among eleven sub-pools covering various geographic groups or business units, including Corporate, using a mathematical formula based on the relative performance of each geographic group or business unit. This allocation determined the actual pay-out for members of each respective geographic group or business unit, which ranged from a low of 36.7% to a high of 104.4%. The Company’s management team, including the named executive officers, are included in the Corporate MIB Plan.

Prior to fiscal 2015, the Committee used the following performance measurements to determine how the pool of available MIB funds would be allocated among the various business units, including Corporate:

•	MIB Operating Income and operating working capital turnover at the Corporate level, which applies to each named executive officer; and

•	operating income and operating working capital turnover at the business unit/division level.

Working capital turnover measured Perrigo’s ability to convert the operating income required to support customers into cash over a period of time, with a higher operating working capital turnover rate corresponding to higher cash flow from operations.

For fiscal 2015, the Committee approved a change to the MIB Plan such that “Days Working Capital” was used in place of “Operating Working Capital Turns” as part of the calculation to determine how to allocate the pool of MIB funds among the various business units. This change was approved by the Committee to enhance focus on the balance sheet and statement of cash flows in addition to the income statement. Although both metrics are fairly similar, the Committee believed that Days Working Capital is a superior benchmark that facilitates the annual goal setting process. The weighting for Days Working Capital remained at 14%, while the weighting for Operating Income remained at 86%.

The MIB Operating Income and Days Working Capital targets for participants in the Corporate MIB Plan for fiscal year 2015 were $1,342.3 million and 108 days, respectively. In addition, the Corporate MIB Plan for fiscal 2015 required MIB Operating Income and Days Working Capital of at least $1,073.9 million and at least 130 days in order for participants to receive any payouts relative to those components under the Plan.

Perrigo’s actual MIB Operating Income and Days Working Capital performance for fiscal 2015, as calculated under the Corporate MIB Plan, was $1,315.6 million and 110 days, respectively. The fiscal 2015 MIB Operating Income and Days Working Capital performance each represented approximately 95% of the MIB Operating Income target payout and the Days Working Capital target payout. Based on the payout matrix for the 2015 Corporate MIB Plan and the weighting between the MIB Operating Income and Days Working Capital components, the bonus payouts under the 2015 Corporate MIB Plan, which included each named executive officer, were 95% of the bonus target.

While the 95% payouts were based on the payout matrix for the 2015 Corporate MIB Plan, we believe this payout level is also supported by and consistent with other aspects of Perrigo’s fiscal 2015 financial performance, including record sales, gross profit and cash flow from operations. All of these factors contributed to Perrigo’s strong performance in fiscal 2015.

In assessing individual performance in fiscal 2015 for purposes of determining whether adjustments should be made to the MIB payouts, the Committee focused on the personal efforts of participants to help Perrigo meet its financial, strategic and other goals. The CEO provided substantial input to the Committee regarding the personal performance of the other named executive officers in this respect and, in the case of the CEO, the Committee submitted its recommendation to the independent directors for their approval. The independent directors in the case of the CEO, and the Committee in the case of the other named executive officers, have the ability to adjust individual MIB payouts based on personal performance. After individual adjustments based on this assessment of individual performance, competencies, and experience, actual MIB payouts to the named executive officers for fiscal 2015 ranged from 98% to 102% of target. The actual bonuses awarded to the named executive officers are listed under Non-Equity Incentive Plan Compensation in the Summary Compensation Table on page 29.

Stock-Based Compensation

Long-term stock-based compensation, which is awarded under our 2013 Long-Term Incentive Plan (the “LTIP”), is intended to motivate and reward executives for creating shareholder value as reflected in the total shareholder return of Perrigo’s ordinary shares. Awards under the LTIP may be in the form of stock options, non-statutory stock options, stock appreciation rights or stock awards, including restricted shares or restricted share units, or performance shares or performance units. We provide long-term incentive opportunities solely through stock-based awards to the executive officers, management and other key employees. In fiscal 2015, approximately 500 employees received stock-based compensation.

As a variable component of compensation, the amount realized from stock-based compensation will vary based on the market price of Perrigo’s ordinary shares. In addition, performance-based restricted stock units are only earned if specified financial goals are achieved.

The Committee sets stock-based grant levels based on consideration of an executive’s position, performance review of market competitive practices (using the market median as a competitive guideline) and the aggregate cost impact to the Company. Grants to named executive officers are subject to the approval of the Committee and, in the case of the CEO, the independent directors of the Board.

The long-term stock-based compensation for our executives consists of a mix of three types of stock-based awards: performance-based restricted stock units, stock options, and service-based restricted stock units. In developing this grant mix, the Committee considered the Company’s compensation philosophy and ongoing business strategy, reviewed market practices and alternative award types, and considered the overall cost impact to Perrigo of various award types. The Committee reviews this grant mix annually and has concluded that the current mix of long-term incentive vehicles continues to support the key objectives of the Company’s long-term incentive program and the pay-for-performance philosophy. Consistent with our long-standing emphasis on performance-based compensation, the majority of the award opportunity is provided through performance-based awards in the form performance-based restricted stock units and stock options. This provides a tiered mix among the three award types while maintaining the emphasis on performance-based awards. The portion of the long-term incentive opportunity granted in service-based restricted stock units is provided, primarily, to facilitate retention. The mix in types of equity compensation was last changed in August 2013, when the Committee approved changes to the allocation of long-term equity compensation for all executive and non-executive officers entitled to receive such equity compensation. Since fiscal 2014, equity compensation for all recipients, including our named executive officers, has been 30% stock options, 20% restricted stock units and 50% performance-based restricted stock units. The Committee and Board believe that this mix is consistent with market practices and reflects our philosophy of pay-for-performance.

A description of each award type and the weighting of the total award opportunity (percent of the total targeted value) for fiscal 2015 are presented below:

•	Performance-based restricted stock units (50% weighting):

-	Vesting is dependent on the Company’s performance over a three-year period, except with respect to the 2013 and 2014 awards as described below under “Changes for Fiscal Year 2016 – Change in Performance Measurement Period for the 2013 and 2014 Annual Long-Term Incentive Grant,” on page 27.

-	Shares can be earned based on the three-year average return on tangible capital (“ROTC”) (average of three discrete one-year ROTC goals, which are set based on the annual financial plan). The target goals are set by the Board at challenging levels requiring execution of each year’s financial plan.

-	Earned awards, if any, can range from 0% to 200% of the target number of shares granted.

•	Stock options (30% weighting):

-	Vest 33% per year beginning one year from the date of grant (fully vest after three years).

-	Have a 10-year term, after which the options expire.

-	Exercise price equals the last reported sale price of Perrigo’s ordinary shares on the grant date.

-	The ultimate value of the stock options that will be realized, if any, is not determinable until they are exercised. Stock options will have value only to the extent that the stock price increases above the option’s exercise price.

•	Service-based restricted stock units (20% weighting):

-	Vest 100% three years from the date of grant.

-	Accrued dividends paid in cash at the end of the restriction period.

Performance-based restricted stock units are earned and vest, if at all, three years from the grant date depending on the Company’s performance over the applicable three-year performance period, except as described on page 27. The Committee has approved using ROTC as the performance measure for performance-based restricted stock units. ROTC measures our ability to generate profits from the effective use of all tangible capital invested in the business. Tangible capital is defined as Perrigo’s operating assets and liabilities excluding all acquisition-related intangible assets and goodwill. ROTC is calculated by dividing Perrigo’s after tax MIB Operating Income, by its tangible capital. Both management and the Board of Directors regularly review both ROTC and return on invested capital (“ROIC”) to measure the Company’s ability to provide a return on all assets greater than the Company’s cost of capital. The ROIC calculation includes goodwill as well as intangible assets from acquisitions.

The ROTC target used for performance-based restricted stock units granted in fiscal 2015 was 59.2%. Our fiscal 2015 ROTC performance of 61.2% resulted in an actual vesting credit of 135%, which will be relevant for any three-year performance period that includes fiscal 2015. Information regarding the fiscal 2013 grant, which vested subsequent to the end of fiscal 2015, is included in footnote 5 to the Outstanding Equity Awards at Fiscal Year-End 2015 table on page 32.

With respect to the performance-based restricted stock units granted in fiscal year 2012 that vested in fiscal 2015, the vesting credits for the fiscal 2014, 2013 and 2012 portions of the 2012 grant were 114%, 86% and 179%, respectively, based on Perrigo’s financial performance. Given these percentages, the full three-year vesting credit for the performance-based restricted stock units granted in fiscal 2012 was 126%. These results are summarized in the chart below:

2012 Performance Share Awards

(Based on Company ROTC performance in fiscal years 2012, 2013 and 2014 and vested in fiscal year 2015)

	FY 2012	FY 2013	FY 2014
ROTC Maximum Performance (200% Payout)	43.1%	46.0%	55.1%
ROTC Target Performance (100% Payout)	39.2%	41.8%	50.0%
ROTC Threshold Performance (50% Payout)	35.3%	37.6%	45.0%

ROTC Actual Performance	42.3%	40.6%	50.8%

Percent Payout	179%	86%	114%
Full 3-year vesting = 126%

The actual number of restricted stock units that vested in fiscal 2015 for each of our named executive officers is listed under Number of Shares Acquired on Vesting in the Option Exercises and Stock Vested in Fiscal Year 2015 table on page 33.

The accounting cost of the stock-based awards is determined at the grant date and accrued over the vesting service period. The ultimate expense for the performance-based restricted stock units is based on the number of shares earned.

The grant date fair value, as calculated under the applicable accounting standard (FASB ASC Topic 718), for the fiscal 2015 stock-based grants is presented in the Grants of Plan-Based Awards for Fiscal Year 2015 table on page 30.

Stock options and performance-based restricted stock units are designed to be deductible by Perrigo for federal income tax purposes under Section 162(m) of the Internal Revenue Code (the “Code”). Accordingly, when executives exercise stock options or receive shares in payment for earned performance-based restricted stock units, they are taxed at ordinary income rates (subject to withholding), and Perrigo receives a corresponding tax deduction. For certain named executive officers with total compensation exceeding $1 million, the compensation expense associated with service-based restricted stock awards may not be tax deductible by Perrigo for federal income tax purposes under Section 162(m).

Our grant documents include a claw-back provision that allows Perrigo to recover incentive compensation paid to an executive if Perrigo’s financial results are later restated due to the individual’s misconduct, including, without limitation, fraud or knowing illegal conduct.

Annual Grant Timing

During our regularly scheduled meetings in August, the independent directors approve all regular, annual stock-based awards for the CEO, and the Committee approves all stock-based awards for the other named executive officers, as well as the maximum potential total grants for other employee levels. All regular annual stock-based awards are granted on, and priced at the last reported sale price of Perrigo’s stock on the fifth trading day after the day on which Perrigo publicly releases its year-end earnings for the fiscal year.

In addition, on August 13, 2014, the Committee approved a one-time grant of restricted stock units to the Company’s executive officers, including the named executive officers, to recognize their contributions related to our acquisition of Elan Corporation, plc. These grants were made on August 21, 2014 and will vest two years from the grant date. The named executive officers received restricted stock units equal to the following amounts: Mr. Papa: $1,000,000; Ms. Brown: $250,000; Mr. Kingma: $250,000; Mr. Hendrickson: $250,000 and Mr. Kochan: $150,000.

Stock-based awards may be granted during the year to new hires or to existing non-executive employees under special circumstances (promotions, retention or performance) with the approval of the CEO. Stock-based awards may also be granted during the year to the executive officers other than the CEO with the approval of the Committee and to the CEO with the approval of the independent directors as permitted under the LTIP. Such awards are priced at the closing price of Perrigo’s stock on the day the awards are granted.

In connection with the Company’s change in fiscal year, we are transitioning our compensation processes. As a result, on June 29, 2015, after the end of the 2015 fiscal year, the Committee approved grants for the six-month transition period ending December 31, 2015. Beginning in 2016, we expect that the Committee will make annual grants in the February/March timeframe consistent with having a calendar year end.

Executive Stock Ownership Guidelines

Consistent with our compensation philosophy of tying a significant portion of the total compensation to performance, our executive compensation program facilitates and encourages long-term ownership of Perrigo stock. Our stock ownership guidelines reinforce that philosophy by requiring executive officers to maintain specific levels of stock ownership.

Each executive officer is required to attain certain target levels of stock ownership. These ownership guidelines are expressed in terms of a multiple of base salary as follows:

•	Chief Executive Officer: 5 times base salary

•	Executive Vice President: 3 times base salary

•	Senior Vice President: 2 times base salary

For purposes of determining an executive officer’s stock ownership, at least fifty percent (50%) must consist of (i) shares purchased on the open market, (ii) shares owned jointly with a spouse and/or children, (iii) shares acquired through the exercise of stock options or vesting of restricted shares or restricted stock units, or (iv) shares held through the Perrigo Company Profit-Sharing and Investment Plan. The balance of an executive officer’s stock ownership may be satisfied through (a) unvested but earned performance-based restricted stock shares or restricted share units that have not been forfeited, and (b) unvested service-based restricted shares or restricted share units that have not been forfeited.

Until each executive officer attains the applicable target stock ownership level, he or she is required to retain a stated percentage of shares received through our incentive plans, including shares obtained through the exercise of stock options, vesting of restricted shares, payout of performance shares and any other vehicle through which the individual acquires shares. At any time that an executive’s direct stock ownership is below the required levels set forth above, (i) with respect to restricted shares and units, he/she is restricted from selling more than 50% of the net shares received following the vesting of any service-based or performance-based restricted shares or restricted share units under any of the Company’s compensation plans, and (ii) with respect to stock options, he or she is restricted from selling more than 50% of the net value received upon the exercise of any stock option (i.e. after the cost of the option and taxes are remitted), such that at least 50% of the net value received upon the exercise of any stock option must be converted to directly owned shares. In these cases, however, the participants must still adhere to the retention requirements with respect to the remaining shares.

As of the end of fiscal 2015, all of our executive officers, including our named executive officers, were in compliance with these guidelines.

Compensation Risk Assessment

At the Committee’s request, Meridian, the Committee’s independent consultant, conducted an assessment of the Company’s compensation policies and practices in fiscal 2015 to determine whether any practices might encourage excessive risk taking on the part of executives. This assessment included a review of the Company’s pay philosophy, competitive position, annual incentive arrangements (including broad-based incentive plans) and long-term incentive arrangements (including stock option, restricted stock unit and performance share unit design) as well as potential mitigating factors such as stock ownership requirements and recoupment policies.

After considering Meridian’s assessment, the Committee concluded that our compensation programs are designed and administered with the appropriate balance of risk and reward in relation to our overall business strategy and are not designed in such a way to encourage executives and employees to take unnecessary risks that would be reasonably likely to have a material adverse effect on the Company. Factors that led to this conclusion include:

•	Our overall compensation levels are generally within a competitive range of market.

•	Our compensation mix, which is described in detail above, is balanced among (i) fixed components such as salary and benefits, (ii) annual incentives that are based on total Company financial performance, business unit financial performance, operational measures and individual performance, and (iii) for management level personnel, equity awards comprised of stock options, performance share units and time-based restricted stock units. The Committee believes our compensation mix provides a balanced focus on achieving both short-term financial results and long-term value creation.

•	Through equity-based awards, a significant percentage of our management’s incentive compensation is based on the long-term performance of the total Company, which mitigates any incentive to pursue strategies that might maximize the performance of a single operating division to the detriment of our Company as a whole.

•	The MIB Plan and the performance share units each use different performance metrics to determine actual earned award payouts.

•	We have the right to recover incentive compensation previously paid to an executive based on our financial results if the results are later restated because of the individual’s misconduct, including without limitation fraud or knowing illegal conduct.

•	Our incentive award program avoids steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds.

•	Maximum payouts under both the MIB Plan and the LTIP are capped at 200% of the target amount for executive officers, including named executive officers, which mitigates excessive risk-taking since the amount that can be earned in any given performance period is capped.

•	Our senior executives are subject to stock ownership guidelines that incentivize them to consider the long-term interest of Perrigo and our shareholders and discourage excessive risk-taking that could negatively impact our stock price.

•	Our Board of Directors and the Committee annually review and approve incentive plan targets that they believe are attainable without the need to take inappropriate risk, and they retain a large amount of discretion to adjust compensation for Company, division and individual performance as well as other factors.

Based on the foregoing, the Committee determined that any risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Benefits and Perquisites

Retirement Benefits

We offer retirement benefit plans to provide financial security and to facilitate employees’ saving for their retirement. We make annual contributions under our Profit Sharing Plan for employees, including the executive officers. We also make matching contributions up to the limits as defined in the applicable regulations under our 401(k) Plan to certain of our employees, including the named executive officers.

Executive Perquisites

We provide a limited number of perquisites to our named executive officers. Benefits and perquisites may include supplemental long-term disability insurance premiums, executive physical exams, limited spousal travel and financial counseling/tax advice.

Non-Qualified Deferred Compensation Plan

We maintain a Non-Qualified Deferred Compensation Plan (the “Deferred Compensation Plan”) that allows certain executives, including the named executive officers, to voluntarily elect to defer base salary and earned annual incentive awards. Under that plan, we provide annual profit-sharing contributions and matching contributions that cannot be provided under Perrigo’s Profit-Sharing and Investment Plan (the “Tax-Qualified Plan”) because of the limitations of Sections 415 and 401(a)(17) of the Code. Code Section 415 limits the total annual additions to a participant’s account under the Tax-Qualified Plan to a specified dollar amount, currently $53,000. Code Section 401(a)(17) limits total compensation that can be considered under the Tax-Qualified Plan. This limit is currently $265,000. Due to these limits, certain Perrigo employees would not receive profit-sharing contributions and matching contributions under the Tax-Qualified Plan on their full compensation. Therefore, we provide affected employees, including the named executive officers, with the profit-sharing contributions and matching contributions under the Deferred Compensation Plan that they would have been eligible for under the Tax-Qualified Plan but for the limitations under the Code.

Employment Agreements (Severance Benefits)

We typically do not enter into employment agreements with our executives. However, in order to recruit our CEO during fiscal 2007, we entered into an employment agreement with him. The key compensation terms of this agreement are summarized below. Post-employment payments under the CEO’s employment agreement are presented in the section entitled “Potential Payments Upon Termination or Change in Control” beginning on page 34.

All other executives are subject to the Company’s general severance policy in the event of termination other than for cause. Under this policy, executives terminated without cause would receive 52 weeks of base salary, a 52-week waiver of COBRA premiums, a pro-rata bonus payment and career transition assistance up to a maximum of $25,000.

CEO Compensation

Mr. Papa’s employment agreement became effective on October 9, 2006. His initial compensation was determined based on consideration of market practices and experience. Consistent with our emphasis on performance-based pay, the majority of Mr. Papa’s annual compensation is stock-based with the ultimate value realized based on Perrigo’s stock price performance. In accordance with his employment agreement, Mr. Papa’s compensation currently includes: a base salary; participation in the MIB Plan; annual grants of stock options, service-based restricted units and performance-based restricted stock units; and participation in Perrigo’s other employee benefit plans.

Mr. Papa also serves on the Board of Directors pursuant to the terms of his agreement. Although the agreement had an initial term of two years, it automatically was extended for additional 12-month periods and will continue to do so until either Perrigo or Mr. Papa provides written notice of non-renewal to the other party at least 120 days before the last day of the then-current renewal term. The agreement contains customary confidentiality obligations, non-competition restrictions for two years from the date of termination of his employment and non-solicitation restrictions for one year from the date of termination of his employment.

If Mr. Papa were involuntarily terminated by us without cause or voluntarily terminated for good reason (as defined in the agreement), he would receive cash severance benefits and continued vesting of certain stock-based awards. The circumstances under which severance benefits are triggered and the resulting payouts were set to recruit Mr. Papa and were generally consistent with market practices. In addition, under the terms of his equity grant agreements, Mr. Papa would receive full vesting of his outstanding stock-based awards upon termination following a change in control. There are no additional enhancements for a termination of employment following a change of control.

Further details regarding potential payments under this agreement upon a termination of employment are presented in the section entitled “Potential Payments Upon Termination or Change in Control” beginning on page 34.

Changes for Fiscal Year 2016

Change in Fiscal Year

As previously disclosed, on December 18, 2014, the Board of Directors approved a change in the Company’s fiscal year-end from the Saturday closest to each June 30 to December 31. The Company’s fiscal year-end will begin on January 1 and end on December 31 of each year, starting on January 1, 2016. The Company’s fiscal year 2015 ended on June 27, 2015 and will be followed by a transition period from June 28, 2015 to December 31, 2015 (the “Stub Year”).

Change in Performance Measurement Period for the 2013 and 2014 Annual Long-Term Incentive Grant

As a result of the change in fiscal year, on June 22, 2015, the Board and the Committee approved amendments to the performance measurement period applicable to the Company’s 2013 and 2014 performance-based restricted stock unit awards under the Company’s 2013 Long-Term Incentive Plan. The amendments change the remaining performance measurement period on each of the 2013 and 2014 grants to align with the next two financial reporting periods of the Company given the change in fiscal year. As amended, the performance measurement periods are as follows:

2013 Grants	Original Measurement Periods	As Amended
Year One	June 30, 2013 – June 28, 2014	June 30, 2013 – June 28, 2014
Year Two	June 29, 2014 – June 27, 2015	June 29, 2014 – June 27, 2015
Year Three	June 28, 2015 – June 25, 2016	June 28, 2015 – December 31, 2015

2014 Grants
Year One	June 29, 2014 – June 27, 2015	June 29, 2014 – June 27, 2015
Year Two	June 28, 2015 – June 25, 2016	June 28, 2015 – December 31, 2015
Year Three	June 26, 2016 – July 1, 2017	January 1, 2016 – December 31, 2016

The amendments retain the original service requirements, such that the recipients must remain employed with the Company through the original vesting date of the applicable grant in order to actually receive these grants.

Stub-Year LTI Grant

On June 29, 2015, the Committee (and, with respect to the CEO’s compensation, the Board) awarded performance-based restricted stock units to the Company’s executive officers, including the named executive officers. These performance-based restricted stock units were awarded in connection with the Company’s change in fiscal year and were awarded at an approximately one-half year value to reflect the six-month Stub-Year. Although the long-term stock-based compensation for the Company’s executives has historically consisted of a mix of three types of stock-based awards: performance-based restricted stock units, stock options, and service-based restricted stock units; for the Stub-Year only, the stock-based compensation grant consisted of only performance-based restricted stock units for executive officers, including the named executive officers, and restricted stock units for all other participants. The Stub-Year LTI grants to the NEOs were as follows:

Named Executive Officer Performance-based Restricted Stock Stub-Year Grants

Named Executive Officer	Stub-Year PRSU’s Granted
Mr. Papa	21,994
Ms. Brown	5,431
Mr. Hendrickson	2,987
Mr. Kingma	2,987
Mr. Kochan	2,285

As in the past, all of these grants have a three-year cliff vesting schedule, and the performance metric for the performance-based restricted stock units will continue to be based on return on tangible capital. Beginning in 2016, any stock-based compensation grants will likely be made in the February or March timeframe in a manner consistent with having a calendar year end.

Retention Grants

The Committee and Board of Directors also recently addressed the adverse impact of Mylan’s hostile takeover proposal on the Company’s applicant flow and offer acceptance rate, third-party recruitment of Perrigo’s key talent, and the increased uncertainty in the workforce. In light of these realities, on June 22, 2015, the Remuneration

Committee approved a one-time retention grant to certain employees, including the named executive officers. The retention grant for each individual was equal in value to his or her Stub-Year grant and consisted of restricted stock units with five-year cliff vesting. These retention awards were granted on June 29, 2015, and approximately 130 employees, including the named-executive officers, received the one-time retention grant.

Tax Matters

Deductibility of Compensation

Code Section 162(m) limits the deductibility by Perrigo of compensation in excess of $1 million paid to each of the CEO and the next three most highly paid officers (excluding the Chief Financial Officer). Certain “performance-based compensation” is not included in compensation counted for purposes of the limit. The Committee attempts to establish and maintain a compensation program that will optimize the deductibility of compensation. The Committee, however, reserves the right to use its judgment to authorize compensation that may not be fully deductible where merited by the need to respond to changing business conditions or an executive officer’s individual performance.

Summary Compensation Table

The following table summarizes the compensation of our named executive officers for fiscal years 2015, 2014 and 2013.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Joseph C. Papa Chairman, President, Chief Executive Officer	2015	1,183,750	4,829,963	2,022,335	1,410,130	261,441	9,707,618
	2014	1,117,500	3,990,351	1,711,405	1,037,390	11,088,894	18,945,540
	2013	1,055,000	2,399,959	1,551,631	953,175	186,271	6,146,036

Judy L. Brown Executive Vice President, Chief Financial Officer	2015	605,950	1,367,131	572,404	419,968	180,380	3,145,833
	2014	563,200	1,206,065	517,314	340,249	3,785,451	6,412,279
	2013	526,250	840,067	543,069	288,248	91,112	2,288,746

John T. Hendrickson Executive Vice President, Global Operations and Supply Chain	2015	490,750	680,684	285,023	295,912	235,247	1,987,616
	2014	470,250	643,937	276,234	265,328	1,299,871	2,955,620
	2013	452,468	333,029	215,290	250,264	69,726	1,320,777

Todd W. Kingma Executive Vice President, General Counsel and Secretary	2015	490,750	736,238	285,023	294,812	120,084	1,926,907
	2014	470,250	643,937	276,234	267,855	2,400,921	4,059,198
	2013	452,468	459,028	296,742	250,264	60,903	1,519,405

Sharon Kochan Executive Vice President, General Manager International	2015	474,125	575,339	240,909	279,509	104,188	1,674,070
	2014	458,025	559,972	240,195	243,663	1,296,902	2,798,756
	2013	441,000	314,998	203,664	243,922	55,525	1,259,109

1)	Represents the full grant date fair value of stock awards granted in the years shown, calculated in accordance with U.S. GAAP. Stock awards include service-based restricted stock units and performance-based restricted stock units. For the performance-based stock awards, the amounts reported were valued using the closing market price of our common stock on the date of grant assuming payout at target performance of 100%. These values were as follows: Mr. Papa, $3,449,963; Ms. Brown, $976,480; Mr. Hendrickson, $486,245; Mr. Kingma, $486,245; and Mr. Kochan, $410,893. The 100% target performance is based on the probable outcome of the relevant performance conditions as of the grant date. See the Grants of Plan-Based Awards for Fiscal Year 2015 Table for additional information regarding the full grant date fair value for all stock awards. Assuming payout at maximum performance of 200%, the full grant date fair value of performance-based stock awarded in fiscal 2015 would have been: Mr. Papa, $6,899,925; Ms. Brown, $1,952,960; Mr. Hendrickson, $972,491; Mr. Kingma, $972,491; and Mr. Kochan, $821,786. For fiscal 2015, this also includes a one-time grant of restricted stock units in recognition of the executive officers’ contributions related to the Elan acquisition.

2)	Represents the full grant date fair value of stock options granted in the fiscal years shown, calculated in accordance with U.S. GAAP. Stock options were valued using the Black-Scholes model. Additional weighted average valuation assumptions related to option awards are included in the stockholders’ equity note of the audited financial statements included in our Annual Reports on Form 10-K for the fiscal years ended June 27, 2015, June 28, 2014 and June 29, 2013. See the Grants of Plan-Based Awards for Fiscal Year 2015 table for additional information regarding these awards.

3)	The compensation amounts set forth in the “Non-Equity Incentive Plan Compensation” column represent the Management Incentive Bonus earned for the relevant fiscal year as described in the Compensation Discussion and Analysis section entitled Elements of Compensation – Annual Incentive Award Opportunities.

4)	The following table describes the compensation amounts set forth in the “All Other Compensation” column of the Summary Compensation Table:

Name	Perquisites and Other Personal Benefits ($)(1)	Registrant Contributions to Defined Contribution Plans ($)(3)	Registrant Contributions to Non-Qualified Plans	Executive Long-Term Disability ($)(4)	Total ($)
Joseph C. Papa	18,451	24,000	205,903	13,087	261,441
Judy L. Brown	93,258	18,000	65,980	3,142	180,380
John T. Hendrickson	12,500	23,045	195,731	3,970	235,247
Todd W. Kingma	41,820	23,738	50,138	4,388	120,084
Sharon Kochan	(2)	17,273	83,719	3,197	104,188

1)	Represents an allowance for tax/financial planning services; Employees also receive a reimbursement to cover applicable taxes when they work out of their home state and encounter double taxation in states and localities where they would not be eligible to receive a credit for such taxes when filing their tax returns in their home state.

2)	Perquisites and Other Personal Benefits totaled less than $10,000.

3)	Represents the Company’s contributions to 401(k) and Profit-Sharing Plans.

4)	Represents long-term disability plan premiums paid by the Company.

Grants of Plan-Based Awards for Fiscal Year 2015

The following table provides information regarding equity and non-equity awards granted to the named executive officers during fiscal year 2015.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (3)			Estimated Possible Payouts Under Equity Incentive Plans (4)			All Other Stock Awards (#) (5)		All Other Option Awards: Number of Securities Underlying Options (#)(6)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(7)
Name	Grant Date(1)	Award Date(2)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Joseph C. Papa	8/21/2014		710,250	1,420,500	2,841,000	—	—	—	—		—	—	—
	8/21/2014	8/14/2014	—	—	—	—	23,350	46,700	—		—	—	3,449,963
	8/21/2014	8/14/2014	—	—	—	—	—	—	9,340		—	—	1,380,000
	8/21/2014	8/14/2014							6,768	(8)			999,972
	8/21/2014	8/14/2014	—	—	—	—	—	—	—		50,611	147.75	2,022,335

Judy L. Brown	8/21/2014		212,083	424,165	848,330	—	—	—	—		—	—	—
	8/21/2014	8/13/2014		—	—	—	6,609	13,218	—		—	—	976,480
	8/21/2014	8/13/2014	—	—	—	—	—	—	2,644		—	—	390,651
	8/21/2014	8/13/2014							1,692	(8)			249,993
	8/21/2014	8/13/2014	—	—	—	—	—	—	—		14,325	147.75	572,404

John T. Hendrickson	8/21/2014		147,225	294,450	588,900	—	—	—	—		—	—	—
	8/21/2014	8/13/2014	—	—	—	—	3,291	6,582	—		—	—	486,245
	8/21/2014	8/13/2014	—	—	—	—	—	—	1,316		—	—	194,439
	8/21/2014	8/13/2014							1,692	(8)			249,993
	8/21/2014	8/13/2014	—	—	—	—	—	—	—		7,133	147.75	285,023

Todd W. Kingma	8/21/2014		147,225	294,450	588,900	—	—	—	—		—	—	—
	8/21/2014	8/13/2014	—	—	—	—	3,291	6,582	—		—	—	486,245
	8/21/2014	8/13/2014							1,316				194,439
	8/21/2014	8/13/2014	—	—	—	—	—	—	1,692	(8)	—	—	249,993
	8/21/2014	8/13/2014	—	—	—	—	—	—	—		7,133	147.75	285,023

Sharon Kochan	8/21/2014		142,237	284,475	568,950	—	—	—	—		—	—	—
	8/21/2014	8/13/2014	—	—	—	—	2,781	5,562	—		—	—	410,893
	8/21/2014	8/13/2014	—	—	—	—	—	—	1,113		—	—	164,446
	8/21/2014	8/13/2014							1,015	(8)			149,966
	8/21/2014	8/13/2014	—	—	—	—	—	—			6,029	147.75	240,909

1)	Actual date of grant.

2)	Date on which the Remuneration Committee, or in the case of Mr. Papa, the independent directors, approved the award.

3)	These columns show the dollar range of payout targets for fiscal 2015 performance under the Management Incentive Bonus Plan as described in the section titled Elements of Compensation – Annual Incentive Award Opportunities in the Compensation Discussion and Analysis. The target values are based on a percentage of each executive’s salary. Beginning in fiscal year 2010, the maximum incentive award opportunity for any individual participant was 200% of the target award. In addition, the Compensation Committee, or the Board in the case of the CEO, had the discretion to adjust any named executive officer’s award up by as much as 50% or down by as much as 100% based on individual performance. The actual payments for fiscal 2015 non-equity incentive awards were made in August 2015 and are shown in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.”

4)	These columns show the range of performance-based restricted stock units that were granted in fiscal 2015 and that could be earned in fiscal 2017 under the LTIP, depending on whether specific financial goals are achieved in each of the three applicable performance years, as described in the section titled Elements of Compensation – Stock-Based Compensation in the Compensation Discussion and Analysis. Earned awards, if any, can range from 0% to 200% of the target grant. The U.S. GAAP value of the fiscal 2015 performance-based restricted stock units granted on August 21, 2014 was $147.75 per share. These awards, to the extent earned, vest three years from the grant date.

5)	This column shows the service-based restricted stock units granted during fiscal 2015 under the LTIP as described in the section titled Elements of Compensation – Stock-Based Compensation in the Compensation Discussion and Analysis. The U.S. GAAP value of the fiscal 2015 service-based restricted stock units granted on August 21, 2014 was $147.75 per share. Annual awards vest three years from the grant date.

6)	This column shows the stock options granted during fiscal 2015 under the LTIP as described in the section titled Elements of Compensation – Stock-Based Compensation in the Compensation Discussion and Analysis. The U.S. GAAP value of the fiscal 2015 stock options granted on August 22, 2013 is $39.96 per share. These options vest over three years.

7)	Amounts are computed in accordance with U.S. GAAP and are included in the Summary Compensation Table in the applicable columns titled “Stock Awards” and “Option Awards.” For performance-based restricted stock units, the amounts disclosed are computed based on a target performance of 100%, which is the probable outcome of the relevant performance conditions as of the grant date.

8)	Restricted stock units provided as a special grant in connection with the Elan acquisition in fiscal 2014, which will vest two years from the grant date.

Outstanding Equity Awards at Fiscal Year End 2015

The following table sets forth information detailing the outstanding equity awards held by each of our named executive officers at June 27, 2015.

		Option Awards				Stock Awards
Name	Option / Stock Award Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable(2)	Number of Securities Underlying Unexercised Options (#) Unexercisable (2)	Option Exercise Price ($)	Option Expiration Date	Number of Units of Stock That Have Not Vested (#)(3)	Market Value of Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Units That Have Not Vested ($) (4)
Joseph C. Papa	8/19/2010	10,183	—	58.82	8/18/2020	—	—	—	—
	8/23/2011	46,293	—	90.65	8/23/2021	—	—	—	—
	8/23/2012	29,896	14,947	108.62	8/23/2022	7,365	1,403,401	16,450	3,134,474
	8/22/2013	14,832	29,664	119.78	8/22/2023	9,518	1,813,655	27,683	5,274,935
	8/21/2014	—	50,611	147.75	8/21/2024	16,108	3,069,379	26,074	4,968,432

Judy L. Brown	8/25/2008	1,516	—	35.85	8/24/2018	—	—	—	—
	8/19/2010	6,901	—	58.82	8/18/2020	—	—	—	—
	8/23/2011	14,089	—	90.65	8/23/2021	—	—	—	—
	8/23/2012	10,464	5,231	108.62	8/23/2022	2,578	491,238	5,758	1,097,098
	8/22/2013	4,484	8,966	119.78	8/22/2023	2,877	548,212	8,367	1,594,273
	8/21/2014	—	14,325	147.75	8/21/2024	4,336	826,225	7,380	1,406,269

John T. Hendrickson	8/23/2012	—	2,074	108.62	8/23/2022	1,022	194,742	2,282	434,924
	8/22/2013	—	4,788	119.78	8/22/2023	1,536	292,685	4,467	851,225
	8/21/2014	—	7,133	147.75	8/21/2024	3,008	573,174	3,675	700,262

Todd W. Kingma	8/19/2010	8,952	—	58.82	8/18/2020	—	—	—	—
	8/23/2011	10,064	—	90.65	8/23/2021	—	—	—	—
	8/23/2012	5,718	2,858	108.62	8/23/2022	1,409	268,485	3,146	599,404
	8/22/2013	2,394	4,788	119.78	8/22/2023	1,536	292,685	4,467	851,225
	8/21/2014	—	7,133	147.75	8/21/2024	3,008	573,174	3,675	700,262

Sharon Kochan	8/23/2012	3,924	1,962	108.62	8/23/2022	967	184,262	2,159	411,305
	8/22/2013	2,082	4,163	119.78	8/22/2023	1,336	254,575	3,884	740,167
	8/21/2014	—	6,029	147.75	8/21/2024	2,128	405,490	3,105	591,743

1)	For better understanding of this table, this column has been added to show the grant date of all stock options and equity awards outstanding at fiscal year end.

2)	All stock option awards vest one-third per year over three years beginning on the anniversary of the grant.

3)	Service-based restricted stock units cliff vest respective to the vesting anniversary provided in the grant agreement.

4)	The market value of these unvested awards was calculated using the closing price of our common stock as of June 26, 2015, which was $190.55 a share.

5)	Performance-based restricted stock units are earned and vest, if at all, three years from the grant date, depending on our performance over a three-year period as more fully described in the section entitled “Stock-Based Compensation” in the Compensation Discussion and Analysis. As of June 27, 2015, the number of unearned units for the fiscal 2013 award, granted on August 23, 2012, was calculated using vesting credits of 86%, 114% and 135% for fiscal years 2013, 2014, and 2015, respectively, based on our actual performance. The number of unearned units for the fiscal 2014 award, granted on August 22, 2013, was calculated using a vesting credit of 114% for fiscal 2014 and 135% for fiscal 2015 based on our actual performance and a targeted vesting credit of 100% for fiscal 2016. The number of unearned units for the fiscal 2015 award, granted on August 21, 2014, was calculated using a vesting credit of 135% for fiscal 2015 and a targeted vesting credit of 100% for fiscal years 2016 and 2017.

Subsequent to year-end, the fiscal 2013 award vested on August 21, 2015, and the actual number of performance-based restricted stock units earned were: Mr. Papa: 16,499; Ms. Brown: 5,775; Mr. Hendrickson: 2,289; Mr. Kingma: 3,155; and Mr. Kochan: 2,165. The actual vesting credit for the fiscal 2015 portion of the 2013 award was 135% based on our fiscal 2015 ROTC performance, which, given the 86% and 114% vesting credits for fiscal years 2013 and 2014, respectively, resulted in a full three-year vesting credit of 112% for the performance-based restricted stock units granted in fiscal 2013.

Option Exercises and Stock Vested in Fiscal Year 2015

The following table provides information for each named executive officer concerning the exercise of stock options and the vesting of restricted stock during fiscal year 2015.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#) (2)	Value Realized on Vesting ($) (3)
Joseph C. Papa	0	0	25,807	3,850,921
Judy L. Brown	10,545	1,103,289	7,854	1,171,974
John T. Hendrickson	8,800	820,379	3,776	563,455
Todd W. Kingma	4,250	576,644	5,609	836,975
Sharon Kochan	5,367	352,666	2,992	446,466

1)	The value realized on exercise was calculated using the difference between the exercise price of the option and the closing price of our ordinary shares on the day the awards were exercised.

2)	Represents service-based restricted stock and units and performance-based restricted stock units issued under the LTIP.

3)	The value realized on vesting was calculated using the closing price of our ordinary shares on the day the awards vested.

Non-Qualified Deferred Compensation in Fiscal Year 2015

The Deferred Compensation Plan allows certain senior executives to defer as much as 100% of base salary and 80% of incentive compensation. Participation in the plan is limited to the executive officers (including the named executive officers) and other management level personnel and selected individuals. Amounts deferred under the Deferred Compensation Plan earn a return based on measurement funds made available to the participant and determined by the Retirement Plan Committee. These measurement funds mirror the investment choices available in our qualified deferred compensation plan (with the exception of our stock, which is not an investment option in the Deferred Compensation Plan). In-service distributions are allowed. Participants elect the form and timing of payment of their Deferred Compensation Plan deferral account prior to the year in which it is deferred. Participants may elect to receive their accounts in a lump sum or in annual installments (up to fifteen years) upon separation from service. All participants are treated as key employees by the Deferred Compensation Plan rules (as defined in the applicable tax regulations) and therefore may not begin receiving distributions earlier than six months following termination of employment.

The following table sets forth information relating to the Deferred Compensation Plan.

Name	Executive Contributions in Last FY ($) (1)	Perrigo Contributions in Last FY ($) (2)	Aggregate Earnings (Losses) in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (3)
Joseph C. Papa	205,903	119,594	79,369	—	4,718,570
Judy L. Brown	65,980	41,081	41,145	—	1,176,501
John T. Hendrickson	195,731	30,111	34,582	67,843	930,520
Todd W. Kingma	50,138	30,267	8,928	—	1,354,814
Sharon Kochan	83,719	27,956	16,908	—	701,856

1)	Of the total amounts shown in this column, the following amounts are included in the Summary Compensation Table as fiscal 2015 salary: Mr. Papa, $112,538; Ms. Brown, $25,980; Mr. Hendrickson, $89,600; Mr. Kingma, $9,960; and Mr. Kochan, $59,352, and the following additional amounts are included for fiscal 2015 in the Summary Compensation Table in the column entitled Non-Equity Incentive Plan Compensation: Mr. Papa, $93,365; Ms. Brown, $40,000; Mr. Hendrickson, $106,131; Mr. Kingma, $40,178; and Mr. Kochan, $24,366.

2)	These amounts are included in the Summary Compensation Table as fiscal year 2015 All Other Compensation.

3)	In addition to the amounts in footnote 1, this column includes the following amounts included in the Summary Compensation Table in the columns entitled (i) Salary (for fiscal year 2014): Mr. Papa, $89,575; Ms. Brown, $15,000; Mr. Hendrickson, $80,000; Mr. Kingma, $10,000; and Mr. Kochan, $45,802 (ii) Non-Equity Incentive Plan Compensation (for fiscal year 2013): Mr. Papa, $66,722; Ms. Brown, $40,000; Mr. Hendrickson, $25,026; Mr. Kingma, $37,540; and Mr. Kochan, $24,392, and (iii) Salary (for fiscal year 2013): Mr. Papa, $73,850; Ms. Brown, $17,500; Mr. Hendrickson, $59,500; Mr. Kingma, $10,000; and Mr. Kochan, $44,100.

Potential Payments Upon Termination or Change in Control

All of our named executive officers participate in our MIB Plan, LTIP, and our Deferred Compensation Plan. These plans may require us to provide compensation to these officers in the event of a termination of employment or a change-in-control of Perrigo. Our Chief Executive Officer also would receive compensation under his employment agreement in the event of a termination of employment or a change-in-control of Perrigo; however, any severance benefits payable under that agreement will only occur in the event of a termination of employment that, when following a change-in-control of Perrigo, results in a “double trigger” for severance benefits. The Remuneration Committee retains discretion to provide, and in the past has provided, additional benefits to executive officers upon termination or resignation if it determines the circumstances so warrant.

The following table sets forth the expected benefits to be received by each named executive officer, in addition to the amounts shown in the Non-Qualified Deferred Compensation in Fiscal Year 2015 table on page 33 in the event of his or her termination resulting from various scenarios and assuming a termination date of June 27, 2015, the last business day of our 2015 fiscal year, and a stock price of $190.55, our closing stock price on June 26, 2015, which was the last trading day before our fiscal year end. Assumptions and explanations of the numbers included in the table below are set forth in the footnotes to, and in additional text following, the table.

Name and Benefits	Change in Control ($)	Death, Disability, Retirement ($)	Termination for Cause or Without Good Reason ($)	Termination Without Cause or for Good Reason ($)	Involuntary Termination for Economic Reasons ($)
Joseph C. Papa
Cash Severance(1)	6,690,130	1,440,000	—	5,280,000	5,280,000
Equity Awards
Service-Based Restricted Stock	6,286,435	6,286,435	—	3,217,056	3,217,056
Performance-Based Restricted Stock (3)	13,377,842	13,377,842	—	8,409,409	8,409,409
Stock Options	5,490,080	5,490,080	—	3,323,929	3,323,929
Other Benefits	—	—	—	—	—

Total Estimated Incremental Value	31,844,486	26,594,356	—	20,230,394	20,230,394

Judy L. Brown
Cash Severance(2)	1,035,968	431,200	—	1,035,968	1,035,968
Equity Awards
Service-Based Restricted Stock	1,865,675	1,865,675	—	—	1,039,450
Performance-Based Restricted Stock (3)	4,097,640	4,097,640	—	—	2,691,371
Stock Options	1,676,210	1,676,210	—	—	1,063,100
Other Benefits(4)	25,000	—	—	—	—

Total Estimated Incremental Value	8,700,493	8,070,725	—	1,035,968	5,829,890

John T. Hendrickson
Cash Severance(2)	791,912	297,600	—	791,912	791,912
Equity Awards
Service-Based Restricted Stock	1,060,601	1,060,601	—	—	487,427
Performance-Based Restricted Stock (3)	1,986,411	1,986,411	—	—	1,286,149
Stock Options	814,062	814,062	—	—	508,770
Other Benefits(4)	42,451	—	—	—	—

Total Estimated Incremental Value	4,695,437	4,158,674	—	791,912	3,074,258

Todd W. Kingma
Cash Severance(2)	790,812	297,600	—	790,812	790,812
Equity Awards
Service-Based Restricted Stock	1,134,344	1,134,344	—	—	561,170
Performance-Based Restricted Stock (3)	2,150,890	2,150,890	—	—	1,450,629
Stock Options	878,295	878,295	—	—	573,003
Other Benefits(4)	42,415	—	—	—	—

Total Estimated Incremental Value	4,996,793	4,461,130	—	790,812	3,375,613

Sharon Kochan
Cash Severance(2)	757,109	286,560	—	757,109	757,109
Equity Awards
Service-Based Restricted Stock	844,327	844,327	—	—	438,837
Performance-Based Restricted Stock (3)	1,743,216	1,743,216	—	—	1,151,472
Stock Options	713,403	713,403	—	—	455,363
Other Benefits(4)	42,292	—	—	—	—

Total Estimated Incremental Value	4,100,347	3,587,506	—	757,109	2,802,781

1)	Mr. Papa will receive cash severance representing 24 months of salary ($2,400,000), 24 months of bonus ($2,880,000) and any earned prorated bonus ($1,410,130) if he leaves Perrigo because of a change in control, without cause or for good reason, or involuntary termination for economic reasons. Cash severance represents any earned prorated bonus if his employment is terminated because of death, disability or retirement.

(2)	Ms. Brown, Mr. Hendrickson, Mr. Kingma and Mr. Kochan will receive cash severance of 52 weeks annual salary and a bonus prorated for the actual bonus payout they would have received if employment is terminated due to a change in control, without cause, or involuntary termination for economic reasons. They will receive any earned prorated bonus if their employment is terminated because of death, disability or retirement.

3)	Performance-based restricted stock units were valued based on a full three-year vesting credit of 86%, 114% and 135% for the fiscal 2013, 2014 and 2015 grants, respectively. The full three-year vesting credit was calculated based on the actual average vesting performance for the 2013-2015 fiscal year grants of 112% based on our fiscal ROTC performance. The fiscal 2015 and 2014 full three-year vesting credit used a target performance of 100% for performance in any future fiscal year.

4)	Other benefits for Mrs. Brown include outplacement/career transition services up to $25,000, and for Messrs. Hendrickson, Kingma and Kochan include outplacement/career transition services up to $25,000 and 12 months of Company paid COBRA payments.

Employment Agreement with Chief Executive Officer

Under Mr. Papa’s employment agreement, his employment may be terminated during the term of this agreement under the following circumstances:

•	upon Mr. Papa’s death or disability;

•	by Perrigo for cause (as defined in the agreement);

•	by Mr. Papa upon 30 days’ written notice;

•	by mutual agreement;

•	by Perrigo without cause upon 30 days’ written notice; or

•	by Mr. Papa with good reason (as defined in the agreement).

If Mr. Papa’s employment is terminated during the term of the agreement for any reason, he will receive compensation and benefits earned to date, including payment for unused vacation days. If Mr. Papa’s employment is terminated as a result of death or disability, Mr. Papa also will receive a pro rata management incentive bonus for the portion of the year he was employed. If we terminate Mr. Papa’s employment for cause, he will receive compensation and benefits earned to date, but he will forfeit any options (whether vested or unvested), restricted stock and unvested benefits. Any salary and unused vacation days will be paid to Mr. Papa in a lump sum as soon as practicable following the date of termination. Other benefits will be paid to Mr. Papa in accordance with applicable law and the terms of any applicable plan or arrangement.

If during the term of this agreement Mr. Papa’s employment is terminated by us without cause or by him for good reason and he agrees to a release of claims against Perrigo, he will also be entitled to compensation and benefits earned to that date, as well as:

•	payment of an amount equal to 24 months of his then-current salary and target bonus, payable in regular payroll installments;

•	continued vesting, as if he had remained employed with Perrigo, of the stock option and restricted stock awards granted to him upon his hire and the ability to exercise those options, to the extent they were vested at termination or vest subsequently, until the later of (i) 25 months after the date of termination, (ii) 30 days after the last vesting date of an option that vests after termination, or (iii) any later applicable date specified in the Long Term Incentive Award Agreement (“Award Agreement”) pursuant to which the options were granted; provided that no option may be exercised later than the expiration of the option term as specified in the Award Agreement;

•	continued vesting for a period of 24 months of all other stock option and restricted stock awards granted to him, and in the case of performance-based restricted stock, based on Company performance and the ability to exercise those options, to the extent they were vested at termination or vest subsequently, until the later of (i) 25 months after the date of termination, or (ii) any later applicable date specified in the award agreement pursuant to which the options were granted; provided that no option may be exercised later than the expiration of the option term as specified in the award agreement; and

•	a pro rata management incentive bonus for the portion of the year he was employed.

In addition, under the terms of his equity grant agreements, Mr. Papa would receive full vesting of his outstanding stock-based awards upon termination following a change in control.

Payments Under the Management Incentive Bonus Plan

Generally, no portion of the payments under the MIB Plan is considered earned or payable for a particular year unless the named executive officer is employed by us and in good standing on the first day of the following fiscal year. The MIB Plan, however, may require us to make payments to named executive officers who are no longer employed by us on the first day of the following fiscal year under the following circumstances:

•	retirement at age 65 or older;

•	retirement at age 60 or older with at least 10 years of service;

•	early retirement of a named executive officer under an early retirement plan;

•	permanent disability as determined by the Remuneration Committee; or

•	death.

Under all circumstances listed above, the named executive officer, or his or her estate in the case of death, will be entitled to a pro rata portion of any payment under the MIB Plan for that fiscal year, computed to the date of the termination. In addition, the CEO, in his sole discretion, may make exceptions to the circumstances listed above and allow payments in the event of other types of termination.

A named executive officer eligible to receive a post-termination payment under the MIB Plan will be paid in a lump sum within a reasonable time after the close of the fiscal year in which termination occurred.

Payments Under the Long-Term Incentive Plan

If a named executive officer terminates employment with us due to death, disability or retirement, his or her (i) outstanding options will immediately vest in full and (ii) restricted stock units and performance-based restricted stock units will be free of any restriction period. The outstanding options may be exercised in whole or in part by the participant or his or her fiduciary, beneficiary or conservator, as applicable, at any time prior to their respective expiration dates.

If a named executive officer is involuntarily terminated for economic reasons, he or she may exercise his or her options, to the extent vested, at any time prior to the earlier of (i) the date that is 30 days after the date that is 24 months after the termination date, or (ii) their respective expiration dates. Any options, restricted stock units and performance-based restricted stock units that are not vested on the termination date, but are scheduled to vest during the 24-month period following the termination date according to the vesting schedule in effect before termination, will vest as if the participant had continued to provide services to us during the 24-month period. Any unvested options, restricted stock units and performance-based restricted stock units that are not scheduled to vest during that 24-month period will be forfeited on the termination date. If a named executive officer dies after the termination date while his or her options remain exercisable, the fiduciary of the named executive officer’s estate or his or her beneficiary may exercise the options (to the extent that those options were vested and exercisable prior to the named executive officer’s death) at any time prior to the later of the date that is (i) 30 days after the date that is 24 months after the named executive officer’s termination date, or (ii) 12 months after the date of death, but in no event later than the respective expiration dates of the options.

Upon an event of termination for any reason during the restriction period, restricted shares and stock units still subject to restriction generally will be forfeited by the named executive officer and reacquired by Perrigo. We may in our sole discretion waive in whole or in part any or all remaining restrictions with regard to a named executive officer’s shares, except for restricted share awards that are intended to comply with certain performance-based compensation requirements.

If a named executive officer is terminated for cause, any restricted shares or units subject to a restriction period will be forfeited and his or her right to exercise his or her options will terminate. If within 60 days after a named executive officer is terminated for any reason, we discover circumstances that would have permitted us to terminate a named executive officer for cause, any shares, cash or other property paid or delivered to the named executive officer will be forfeited and the named executive officer must repay those amounts to Perrigo.

If the named executive officer is terminated for any reason other than those described above, the named executive officer will have the right to exercise his or her options at any time prior to the earlier of (i) the date that is three months after the termination date, or (ii) their respective expiration dates, but only to the extent that those options were vested prior to the termination date. Any options or restricted stock units and performance-based restricted stock units that are not vested at the termination date will be forfeited on the termination date. If a named executive officer dies after the termination date while his or her options remain exercisable, the fiduciary of the named executive officer’s estate or his or her beneficiary may exercise the options (to the extent that those options were vested and exercisable prior to the executive officer’s death) at any time prior to the earlier of (i) 12 months after the date of death, or (ii) their respective expiration dates.

In the event of a change in control (as defined in the LTIP), options, restricted stock units and performance-based restricted stock units outstanding under the LTIP as of the date of the change in control that have not vested will become vested and the options will become fully exercisable. The restrictions and deferral limitations applicable to any restricted shares and units will lapse and the restricted shares and units will become free of all restrictions and limitations and will become fully vested and transferable. In addition, upon a change in control, all performance awards will be considered to be earned and payable in full, and any deferral or other restriction will lapse and the performance awards will be immediately settled and distributed. The restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards will lapse and those other stock unit awards and other awards will become free of all restrictions, limitations or conditions and will become fully vested and transferable to the full extent of the original grant.

Payments Under the Non-Qualified Deferred Compensation Plan

If a named executive officer is terminated for any reason other than death, he or she will receive a termination benefit under the Deferred Compensation Plan equal to his or her vested account balance. The Non-Qualified Deferred Compensation in Fiscal Year 2015 table on page 33 reflects account balances as of the end of our 2015 fiscal year.

This termination benefit will be paid to the named executive officer in a lump sum or under an annual installment method of up to 15 years, based on the named executive officer’s choice when he or she began participation in the plan or as he or she subsequently changed the election. If the named executive officer did not make an election with respect to method of payment for a termination benefit, he or she will be deemed to have elected to be paid in a lump sum. Payments generally will be made no later than 60 days after the named executive officer terminates his or her employment with us.

A named executive officer’s beneficiary will receive a survivor benefit equal to the named executive officer’s vested account balance if the named executive officer dies before he or she commences payment under the Deferred Compensation Plan. The survivor benefit will be paid to the named executive officer’s beneficiary in a lump sum payment as soon as administratively practicable, but in no event later than 60 days after the last day of the plan year in which the named executive officer dies.

Remuneration Committee Report

The Remuneration Committee of our Board of Directors consists of four directors, each of whom is independent, as defined under SEC rules and the NYSE standards.

The Remuneration Committee has reviewed and discussed the “Compensation Discussion and Analysis” with management. Based on the review and discussions, the Remuneration Committee recommended to the Board of Directors that the “Compensation Discussion and Analysis” be included in this proxy statement and incorporated by reference into Perrigo’s Annual Report on Form 10-K for the fiscal year ended June 27, 2015.

THE REMUNERATION COMMITTEE

Ellen R. Hoffing, Chair

Laurie Brlas

Ran Gottfried

Gerald K. Kunkle, Jr.